Mail Stop 3561

							September 6, 2005


Via U.S. Mail

Mr. Scott Pedersen, President
ST Online Corp.
359-240th Street
Langley, British Columbia
Canada V3A 6H5

Re: 	ST Online Corp.
	Amendment No. 1 to Registration Statement on Form SB-2
	Filed August 12, 2005
	File No. 333-121114

Dear Mr. Pedersen,

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary.
Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      The purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects and welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Risk factors, page 6
Risks associated with ST Online Corp, page 6
1. We note your response to prior comment 8 but reissue the comment in part. We believe that you should include a risk factor to discuss that notes to your related parties are payable on demand, or advise why you believe the risk is not material. We note your discussion in
Note 4 of your financial statements, and that as of March 31, 2005 you have $570 of cash.
2. Despite your response to prior comment 8, it appears from your disclosure on pages 16-18 that you do believe there are certain risks associated with operating a website, and from your disclosure on pages
21-22 that you believe there may be future government regulation of your business. Therefore, please discuss these risks in the risk factors section, or advise why you believe these risks are not material at this time.
3. We note your disclosure on page 19 that you are not involved in negotiations with any major manufacturers and suppliers and do not intend to do so until after the offering is complete. Since offering products on your website is part of your plan of operation, please consider including a risk factor to discuss the risks associated with obtaining contracts with manufacturers or suppliers.

Management`s Discussion and Analysis or Plan of Operation, page 22
4. We note your response to prior comment 23 and reissue the comment.
Please expand to disclose more quantitative results, such as the number of lessons you have sold and the number of customers you have had as of the most recent date practicable.
5. We note your response to prior comment 24. Since you plan to develop these lessons within the next twelve months, please revise to include in your plan of operation.

Reports, page 30
6. Please revise to reflect that the SEC`s Public Reference Room is located at 100 F Street, N.E., Washington, DC, 20549.

Other
7. Please update your financial statements and related disclosures as required by Item 310(g) of Regulation S-B.


* * * * *


      As appropriate, please amend the registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

* Should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
* The action of the Commission or the staff, acting pursuant to delegated authority in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
* The company may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Cari Kerr at (202) 551-3310 or Michael Fay at
(202) 551-3812 if you have questions regarding comments on the financial statements and related matters. Please contact Rolaine Bancroft at (202) 551-3313 or me at (202) 551-3814 with any other questions.


      Regards,


Sara W. Dunton
      Attorney Advisor


cc:	Conrad C. Lysiak, Esq.
	via facsimile:  509-747-1770


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Mr. Scott Pederson
ST Online Corp.
September 6, 2005
Page 1